AT AKORN                              :AT FRB:
          Barry LeBlanc               Jenifer Estabrook Kathy Brunson
          President & CEO           General Information Analyst Contact
          Eric Wingerter
          Vice President-Finance
          (504) 893-9300                (312) 640-6787 (312) 640-6696


          FOR IMMEDIATE RELEASE
          WEDNESDAY, FEBRUARY 7, 1996


                  AKORN'S 2ND-QTR RESULTS IN LINE WITH EXPECTATIONS;
                       POSITIVE OUTLOOK DUE TO RECENT APPROVALS

          ABITA SPRINGS, LA, February 7, 1996 - Akorn, Inc. (Nasdaq: AKRN) today announced that net income for the second quarter of fiscal 1996 was $440,000, or 3 cents per share, on sales of $7.4 million compared with net income of $605,000, or 4 cents per share, on sales of $8.4 million in the year-ago period. Akorn recognized net income of $901,000, or 6 cents per share, on revenues of $15.3 million for the first six months of fiscal 1996. In the comparable period for fiscal 1995, Akorn recognized net income of $1.4 million, or 9 cents per share, on revenues of $16.9 million.

          "These results were in line with our expectations," said Barry D. LeBlanc, president and chief executive officer. "Although second-quarter comparisons continued to be affected by the temporary loss of our lead allergy product, AK-Con-A, we are happy to have recently received the regulatory approval necessary to have an over-the-counter (OTC) version of the product back on the market through a licensing agreement with Pfizer Inc. We expect to begin recognizing royalties and manufacturing profits from this agreement starting in the fourth quarter of fiscal-year 1996."

          The U.S. Food and Drug Administration (FDA) had switched AK-Con-A to OTC status in the second quarter of fiscal 1995. In response, Akorn filed a New Drug Application (NDA) for an OTC version of the product, which the company licensed to Pfizer Inc in exchange for agreed upon royalties and manufacturing revenue. As announced earlier this week, Akorn has successfully obtained the necessary NDA.

          REVIEW OF RESULTS

          Net sales for the quarter ended December 31, 1995, were $7.4 million, down 12 percent from last year's $8.4 million. In addition to the effects of temporarily losing AK-Con-A, a reduction in contract manufacturing revenues also contributed to the unfavorable comparisons. Gross profit declined 22 percent from $3.6 million to $2.8 million. Gross margins declined five basis points, primarily resulting from the temporary loss of AK-Con-A, Akorn's highest-margin product at nearly 75 percent, and the reduction in plant throughput associated with the decline in both contract business and production of AK-Con-A.

          Operating expenses declined 21 percent during the quarter, while research and development expenditures increased 26 percent, reflecting an accelerated program to obtain Abbreviated New Drug Applications (ANDAs) and a change in the mix of products in the R&D pipeline to a larger percentage of new products versus products for which expenses have been previously accrued. Operating expenses as a percentage of sales declined to 26.6 percent for the quarter ended December 31, 1995, from 29.7 percent for the prior-year period. This reduction in operating expense is a result of certain cost reductions Akorn made in the third quarter of fiscal 1995. The company's effective tax rate remained stable at 37 percent.

          Net sales for the six months ended December 31, 1995, were $15.3 million, or 10 percent lower than the year-ago amount of $16.9 million. Gross profit declined 21 percent to $5.7 million from $7.2 million in the prior-year period. Gross margins declined five basis points due to the factors previously noted.

          Operating expenses declined 17 percent during the six-month period ended December 31, 1995, as compared with the same period in the previous year, while research and development expenditures increased 33 percent. Operating expenses as a percentage of sales declined to 25.5 percent for the six months ended December 31, 1995, from 27.9 percent for the prior year.

          OUTLOOK

          Commenting on these results, LeBlanc said, "The absence of AK-Con-A continued to have a significant effect on comparative results; however, with the recent NDA approval, this effect should reverse by the end of the fiscal year." The company expects incremental profits from manufacturing margins and royalties to approximate 1 to 2 cents per share per quarter.

          LeBlanc continued, "In addition, the recent approval of Tobramycin Ophthalmic Solution U.S.P. 0.3%, announced today, should add incremental revenues and profits to the company, commencing in the fourth fiscal quarter, when we plan to introduce a `commodity generic' label of this product. This would add to Akorn's growing line of generic ophthalmic pharmaceuticals sold to generic source programs, formularies of national accounts, and managed-care providers." The annual U.S. market for ophthalmic tobramycin is approximately $30 million, making it one of the larger ophthalmic pharmaceuticals.

          "The current weakness in the contract segment is due to a recent shift by several contract customers who, based on economic evaluation, have opted to transfer the manufacture of their injectable products in-house, or to discontinue the product line entirely," LeBlanc noted. "While this shift has caused a temporary decline in contract revenue, it has created opportunities for Akorn as we seek to acquire injectable products and product lines for manufacture at our Decatur facility. Currently, we are in discussions with several customers to acquire such products to support our recent decision to enter the generic injectable business in the anesthesia/analgesia market. And, we have several ANDAs for injectable products in this market currently in process."


          Akorn offers a full line of contract services in the injectable area, including product development, stability testing, sterile manufacturing, and regulatory assistance. Akorn's full-service capability is best evidenced by the previously announced agreement with Jordan Pharmaceuticals, Inc. to develop and manufacture three new generic injectable pharmaceutical products. In addition, the agreement secured the long-term manufacture of three other generic injectables historically produced by Akorn for Jordan.

          LeBlanc concluded, "All of these efforts should contribute to establishing a profitable injectable presence for Akorn's contract manufacturing business as well as for Akorn-owned products. We expect that this injectable presence will better leverage Akorn's established positions in the development, manufacture, and distribution of sterile pharmaceuticals."

          Akorn, Inc. manufactures sterile ophthalmic and injectable pharmaceuticals, and markets and distributes an extensive line of ophthalmic products.

                             Financial Tables Follow...

           For additional information about Akorn, Inc. free of charge via fax,
                        dial 1-800-PRO-INFO and enter "AKRN."




CONSOLIDATED STATEMENT OF EARNINGS
In thousands, except per share amounts

                      Three months ended December 31  Six months ended December 31
                          1995      1994      %Chg        1995      1994      %Chg
                       __________ ________ _________ __________ __________  ________
Net sales                $7,387    $8,384     -11.9%    $15,276   $16,925     -9.7%
Cost of sales             4,577     4,773      -4.1%      9,578     9,693     -1.2%
                       __________ _________           _________   _________
Gross profit              2,810     3,611     -22.2%      5,698     7,232     -21.2%

Selling, general
 and adminstrative        1,963     2,486     -21.0%      3,901     4,718     -17.3%
Research and development    228       181      26.0%        464       350      32.6%
                        __________ __________          __________  __________
Operating income            619       944     -34.4%      1,333     2,164     -38.4%
Interest & other income
  (expense), net             80        23     247.8%         97        51      90.2%
                        __________ __________         ___________ ___________
Pretax income               699       967     -27.7%      1,430     2,215     -35.4%
Income taxes                259       362     -28.5%        529       824     -35.8%
                        __________ __________         ___________ ___________
Net income                 $440      $605     -27.3%       $901    $1,391     -35.2%
                        ========== ==========         =========== ===========
Per share:
  Net income              $0.03     $0.04     -25.0%      $0.06     $0.09     -33.3%
                        ========== ===========        =========== ===========
Weighted average shares  15,302    15,543      -1.6%     15,281    15,410      -0.8%
                        ========== ===========        =========== ===========


                                           CONSOLIDATED BALANCE SHEETS
                                             December 31,  June 30,

                                                1994         1995
                                           ____________ ____________
Cash and investments                           $1,952       $2,336
Accounts receivable, net                        4,463        4,919
  Other current assets                          8,444        7,048
                                           ____________ _____________
   Total current assets                        14,859       14,303

    Property, plant and equipment, net         11,189       10,996
 Other assets                                   1,100          957
                                           ____________ _____________
  Total assets                                $27,148      $26,256
                                           ============ =============

Liabilities and shareholders' equity
     Short-term borrowings                    $   262    $      -
  Current portion of long-term debt an            826          642
 Trade accounts payable                         1,497        1,719
Income taxes payable                            1,095          782
  Accrued reorganization costs                    655          727
  Other accrued expenses                        2,656        2,531
                                           ______________ _____________

  Total current liabilities                     6,991        6,401

Long-term debt and capital leases               3,517        3,900
Other long-term liabilities                       707          957

Shareholders' equity                           15,933       14,998
                                           ______________ ______________
Total liabilites and shareholers' equity     $ 27,148      $26,256
                                           ============== ==============